82-4545



**уралсвязьинформ**

Open Joint-Stock Company Uralsviazinform
Russia, Ekaterinburg 620014, 11 Moskovskaya Str.,
Tel. + 7 (343) 376-20-00, Fax +7 (343) 376-81-71
E-mail: gd@gd.usi.ru, Internet: www.usi.ru
RNNBO 01134530, PSRN 1025900510349
TIN/IECC 5902183094/997750001

11.04.2006 № 09.1-14/4426

На № ______ от ______

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.



06012734

SUPPL



SEC MAIL
RECEIVED
APR 1 9 2006
WASH, DC
SECTION

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. March 31, 2006.

*Sincerely yours,*

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

4/20


уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 31, 2006

**Substantial change in Uralsviazinform net profit**

On March 31, 2006 a substantial event occurred resulting in a single increase of an issuer's net profit: **reduction of accrued reserve due to the satisfaction of the Federal Budget debt on social benefits expenses.**

Net profit of the issuer for the reporting period (III quarter, 2005), preceding the reporting period the present substantial event occurred in: **RUR 626,109,000**.

Net profit of the issuer for the reporting period the substantial event occurred in (IV quarter 2005): **RUR 788,488,000**.

The change in the issuer net profit in absolute relation and percentage:
**by RUR 162,379,000 or +25.93 per cent.**

Securities Department
Tel.: +7 (343) 379 12 19